UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Zumiez Inc.

(Exact name of registrant as specified in its charter)

Washington	000-51300	91-1040022
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4001 204th Street SW, Lynnwood, WA	98036
(Address of principal executive offices)	(Zip Code)

Chris K. Visser	(425) 551-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Zumiez Inc., including its wholly owned subsidiaries (the “Company” or “we” or “our”), has reviewed its products to ascertain whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and has determined that Conflict Minerals are, or may be, contained in, and are necessary to the functionality or production of, certain products that were manufactured by or on behalf of the Company during the calendar year 2021 (the “Covered Products”). In general, Covered Products are certain of the Company’s private-label apparel, accessories and hardgoods that may contain metal components. As a retail business, we determined that most of the products we sell are not subject to the conflict mineral rule found in Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) because we merely purchase these finished products from our suppliers for re-sale, and do not contract for their manufacture.

As a result of the determination of what constitutes a Covered Product, we conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any Conflict Minerals in our Covered Products (i) originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”) or (ii) were from recycled or scrap sources. Based on the results of this RCOI (which is described in more detail below), we have determined that with respect to our Covered Products, we have no reason to believe that any of the necessary Conflict Minerals may have originated in the Covered Countries. Therefore, we are not required to provide a separate Conflict Minerals Report with respect to our Covered Products for the 2021 reporting period.

As part of our Conflict Minerals program and the RCOI, we created the Zumiez Conflict Minerals Policy (the “Policy”) and communicated the Policy to our suppliers and posted the Policy on our Zumiez Private Label website and on our corporate website at http://ir.zumiez.com. The Policy is to support the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of Conflict Minerals from the Covered Countries. Under the Policy, our vendors and suppliers are expected to seek to utilize Conflict Minerals that are DRC conflict free, and to cooperate with us in our due diligence efforts to ascertain the source and origin of Conflict Minerals used in Covered Products. We have a process in place whereby all new private–label suppliers are made aware of our Policy as part of the supplier on-boarding process through the use of a Conflict Mineral acknowledgment form (the “CM Acknowledgment Form”). The CM Acknowledgment Form provides for, among other things, a certification from the supplier that they will comply with our Policy and an agreement not to source any Conflict Minerals in the products that they supply to us.

Our Conflict Minerals program included identification of who we reasonably believe are in-scope suppliers. In connection therewith, we identified all of our Covered Products that we believed contained (or could possibly contain) Conflict Minerals, and developed a process to determine the presence of Conflict Minerals that are necessary to the functionality or production of each of our Covered Products. We then identified each of our suppliers who supply such Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”).

A standard questionnaire, based upon the reporting template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative, was distributed to all Covered Suppliers to (i) confirm the presence of any Conflict Minerals in such products, components or parts, (ii) determine the country of origin of the Conflict Minerals used therein, and (iii) determine whether such Conflict Minerals were sourced from recycled or scrap materials. The questionnaire requested information on Conflict Minerals that were supplied to us in calendar year 2021 and contained representations and certifications as to the source and origin of the necessary Conflict Minerals contained in the relevant items.

We reviewed all of the completed questionnaires that we received from the Covered Suppliers, and followed up with each Covered Supplier whose completed questionnaire was either incomplete or contained answers that were not consistent with the product category or were not consistent with other responses in the questionnaire to obtain additional information, further explanation and/or proper documentation. We also followed up with Covered Suppliers who did not respond to our request to complete the questionnaire. In addition, we have an internal process to audit the completed questionnaires that we received and reviewed as described above.

We received completed questionnaire responses from all of our Covered Suppliers. Each of the responding Covered Suppliers reported that the Conflict Minerals supplied to us did not originate from a Covered Country.

A copy of this Conflict Mineral Disclosure on Form SD, together with a copy of our Policy, can be found on our corporate website at http://ir.zumiez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ZUMIEZ INC.

By:	/s/ Chris K. Visser
Name:	Chris K. Visser
Title:	Chief Legal Officer & Secretary

Dated: May 13, 2022